                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

     [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

     For the fiscal year ended               DECEMBER 31, 2002
                               ------------------------------------------------

                                       Or

     [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

     For the transition period from                      to
                                    --------------------    --------------------

     Commission file number                           1-12317
                            ----------------------------------------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN
                                    --------------------------------------------

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office NATIONAL-OILWELL, INC.
                                          --------------------------------------
                                          10000 RICHMOND AVENUE
--------------------------------------------------------------------------------
                                          6TH FLOOR
--------------------------------------------------------------------------------
                                          HOUSTON, TEXAS  77042-4200
--------------------------------------------------------------------------------

                              REQUIRED INFORMATION

The National-Oilwell Retirement and Thrift Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

ITEM 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Auditors thereon are being filed in this Report:

     (a) Report of Independent Auditors

     (b) Statements of Net Assets Available for Benefits - December 31, 2002 and 2001

     (c) Statement of Changes in Net Assets Available for Benefits - Year ended December 31, 2002; and

     (d) Notes to Financial Statements

The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                                DECEMBER 31, 2002

                                TABLE OF CONTENTS

Report of Independent Auditors ...................................................                  4

Audited Financial Statements

         Statements of Net Assets Available for Benefits .........................                  5

         Statement of Changes in Net Assets Available for Benefits ...............                  6

         Notes to Financial Statements ...........................................                  7

Supplemental Schedule

         Schedule H, Line 4(i)--Schedule of Assets (Held At End of Year) .........                 11

Signature ........................................................................                 12

Exhibit Index ....................................................................                 13

         Exhibit 23.1--Consent of Independent Certified Public Accountants

         Exhibit 99.1--Certification Pursuant to Section 906 of the Sarbanes-Oxley
         Act of 2002

                         Report of Independent Auditors

The Benefit Plan Administrative Committee
National-Oilwell Retirement and Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the National-Oilwell Retirement and Thrift Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP
Houston, TX
June 12, 2003

                   National-Oilwell Retirement and Thrift Plan

                 Statements of Net Assets Available for Benefits

                                                    DECEMBER 31,
                                             2002                 2001
                                         -------------        -------------
ASSETS
Cash                                     $          --        $     475,754
Accrued investment income                          621                  431
Investments                                111,825,776          113,475,228
                                         -------------        -------------
Total assets                               111,826,397          113,951,413

LIABILITIES
Cash overdraft                                  27,016                   --
                                         -------------        -------------
Total liabilities                               27,016                   --
                                         -------------        -------------
Net assets available for benefits        $ 111,799,381        $ 113,951,413
                                         =============        =============

See accompanying notes.

                   National-Oilwell Retirement and Thrift Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2002

Additions:
   Employer contributions                               $    8,182,013
   Participant contributions                                 7,031,849
   Participant rollovers                                       238,371
   Investment income                                           958,067
                                                        --------------
Total additions                                             16,410,300

Deductions:
   Benefits paid to participants                             8,677,772
   Administrative expenses                                      42,429
   Net depreciation in fair value of investments             9,842,131
                                                        --------------
Total deductions                                            18,562,332
                                                        --------------

Net decrease                                                (2,152,032)

Net assets available for benefits at:
   Beginning of year                                       113,951,413
                                                        --------------
   End of year                                          $  111,799,381
                                                        ==============

See accompanying notes.

                   National-Oilwell Retirement and Thrift Plan

                          Notes to Financial Statements

                                December 31, 2002

1. DESCRIPTION OF PLAN

The following description of the National-Oilwell Retirement and Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, a copy of which is available from National-Oilwell, L.P. (the "Company").

GENERAL

The Plan was established effective April 1, 1987 for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed at least six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2002, the Plan was amended and restated to conform with certain statutory changes and to change certain administrative provisions. The Plan has submitted the amendments to the Internal Revenue Service and applied for a new determination letter.

CONTRIBUTIONS

Participants may make both pretax and after-tax contributions to the Plan. The minimum contribution is 1% of compensation and the maximum contribution is 18% (both pretax and after-tax combined). Effective January 1, 2002, the Company will match 100% of the first 3% and 50% of the next 2% of each participant's contribution. Prior to January 1, 2002, the Company's matching contributions were discretionary. The Company's other discretionary contribution to the Plan, the Employer Retirement Contribution ("Retirement"), is allocated to participants' accounts based on their years of service. The second discretionary contribution, the Employer Medical Savings Contribution ("MSA"), was established to accumulate assets for payment of medical insurance premiums after retirement, and is allocated to the participants' accounts based on years of service. Effective January 1, 2002, the MSA contribution was discontinued. Each participant may direct the trustee to invest both the participant's and the Company's contributions in one or more of the investment options offered by the Plan.

                   National-Oilwell Retirement and Thrift Plan

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in participant and employer contributions and the related earnings which have been credited to their accounts.

BENEFIT PAYMENTS

The Plan pays lump-sum benefits on retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from all but the Retirement and MSA account balances.

PARTICIPANT LOANS

The Plan includes a loan provision that permits participants to borrow up to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments plus interest at prime plus 1% through payroll deductions and are due in one to five-year terms.

ADMINISTRATIVE EXPENSES

Certain administrative expenses are paid from the Plan's assets. All other Plan expenses are paid by the Company.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded upon distribution.

                   National-Oilwell Retirement and Thrift Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

INVESTMENT VALUATION

Short-term investments are stated at cost, which approximates fair value. Investments in common stock and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. Participant loans are stated at cost, which approximates fair value.

RISK AND UNCERTAINTIES

The Plan provides for various investments in common stock, common collective funds, and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

                   National-Oilwell Retirement and Thrift Plan

3. INVESTMENTS

American Express Trust Company serves as the Plan's trustee and holds all investments of the Plan. Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                              DECEMBER 31
                                                       2002                2001
                                                   ------------        ------------
American Express Trust Equity Index Fund II        $ 12,116,031        $ 14,622,455
AIM Balanced Fund                                     6,435,757           7,664,718
AXP Growth Fund                                      11,052,635          14,529,189
Janus Worldwide Fund                                  7,030,521           7,983,415
American Express Trust Income Fund II                47,753,497          43,894,634
National-Oilwell common stock                         9,265,052           8,848,471

During 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Common stock                   $    964,513
Common collective funds          (1,362,726)
Mutual funds                     (9,443,918)
                               ------------
Net depreciation               $ (9,842,131)
                               ============

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated September 18, 1997, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. SUBSEQUENT EVENT

Effective January 1, 2003, the Plan was amended to allow pretax salary deferral contributions of 1% to 100% of compensation, subject to certain IRS limitations. After-tax contributions remain at 1% to 18% of compensation.

                   National-Oilwell Retirement and Thrift Plan

        Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)

                                December 31, 2002

                             EIN: 76-0488987 PN: 001

 IDENTITY OF ISSUE, BORROWER,                                                                        CURRENT
   LESSOR, OR SIMILAR PARTY                            DESCRIPTION OF INVESTMENT                      VALUE
-------------------------------                  -------------------------------------------      -------------
*National-Oilwell, Inc.                          424,224 shares of common stock                   $   9,265,052

*American Express Trust Company                  American Express Trust Equity Index Fund II         12,116,031

*American Express Funds                          AXP Bond Fund                                        4,800,949

  AIM Funds                                      AIM Balanced Fund                                    6,435,757

  Baron Funds                                    Baron Asset Fund                                     4,558,512

*American Express Funds                          AXP Growth Fund                                     11,052,635

  Davis Funds                                    Davis New York Venture Fund                          3,843,786

  Janus                                          Janus Worldwide Fund                                 7,030,521

*American Express Trust Company                  American Express Trust Income Fund II               47,753,497

*American Express Trust Company                  American Express Trust Money Market Fund I             493,084

*Participant loans                               Various maturities and interest rates
                                                   ranging from 5.25% to 11.00%                       4,475,952
                                                                                                  -------------
                                                                                                  $ 111,825,776
                                                                                                  =============

*Party-in-interest

                                    SIGNATURE

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

       June 24, 2003               /s/ Daniel L. Molinaro
--------------------------         --------------------------------------------
         Date                      Daniel L. Molinaro
                                   Member of the National-Oilwell Benefits Plan
                                   Administrative Committee

                                  EXHIBIT INDEX

Exhibit Number     Description
--------------     -----------
         23.1      Consent of Independent Auditors

         99.1      Certification Pursuant to Section 906 of the
                   Sarbanes-Oxley Act of 2002